UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company” or “Santander”), hereby informs its shareholders and the market in general that on this date it signed binding documents for the formation of a joint venture with Sodexo Pass International (“SPI”) and Sodexo Pass do Brasil Serviços de Inovação Ltda. (“SPDBI” and, jointly with SPI, “Sodexo Group”), , for exploring the businesses of marketing and sales of incentives and benefits products exclusively of Sodexo Group, in Brazil, through Santander’s distribution channel ("Joint Venture").

The Joint Venture will be formed through the contribution of (i) Ben Benefícios e Serviços Instituição de Pagamento S.A. (“Ben"), Santander’s subsidiary company operating in benefits segment, and (ii) a 25-years exclusivity of rights to use Santander’s distribution channel by Sodexo Pass do Brasil Serviços e Comércio S.A. (“Sodexo Brazil”), currently wholly owned by Sodexo Group. As a result of the transaction, Sodexo Brazil will be the vehicle of the Joint Venture, in which Santander and Sodexo Group will initially hold stakes of 20% and 80%, respectively.

Santander believes in the growth of the benefits market in Brazil and expects the transaction to leverage the existing products of Santander and Sodexo Group. Ben was created in 2019 to complement Santander’s offer to its corporate clients, and today has more than 400,000 accredited establishments. This initiative is aligned with the strategic vision of both Santander and Sodexo Group.

The conclusion of the transaction is subject to the completion of certain precedent conditions usual in similar transactions, including the applicable regulatory approvals.

Santander will keep its shareholders and the market informed about the development of the transaction.

São Paulo, July 24, 2023.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 24, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer